Exhibit 99.4

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Investor Q&A
for the Voluntary Public Takeover Offer by
MFE-MEDIAFOREUROPE N.V. ("MFE" or the "Bidder")
for Shareholders of ProSiebenSat.1 Media SE ("ProSieben")

These Q&As address a range of general topics with regard to the takeover offer of the Bidder to the shareholders of ProSieben, but only the offer document is binding. Shareholders of ProSieben are therefore advised to read the offer document carefully, which is available on the following website: https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/

1.	MFE has published the offer document for the takeover offer for all outstanding shares of ProSieben. What happens now?
•	A voluntary public takeover offer in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – "WpÜG") is a process comprising several steps. Regarding MFE's offer for ProSieben, the process currently looks as follows:

•	Step 1: Announcement of the offer

On 26 March 2025, MFE announced its intention to launch a voluntary public takeover offer to shareholders of ProSieben.

•	Step 2: Publication of offer document

Following approval by BaFin, MFE has published the offer document on 8 May 2025. The offer is subject to a condition defined by MFE. This means that the offer will only be consummated if this condition is met or validly waived by MFE.

•	Step 3: Start of Acceptance Period

The initial Acceptance Period had commenced with the publication of the offer document on 8 May 2025 and will end on 6 June 2025 (24:00 hours local time Frankfurt am Main, Germany / 18:00 hours local time New York, USA), subject to a statutory extension.

•	Step 4: Reasoned statement by ProSieben

Once the offer document is published, the management board and supervisory board of ProSieben are legally obliged to deliver a reasoned statement (Begründete Stellungnahme) on the offer. This statement is to be made within two weeks after publication of the offer document.

•	Step 5: Start of Additional Acceptance Period

Provided that the offer condition has not definitively lapsed until then except if the condition has been validly waived in advance, the remaining shareholders will have another two weeks to tender their shares into the offer in the so-called “Additional Acceptance Period” after the end of the initial Acceptance Period on 6 June 2025 (24:00 hours local time Frankfurt am Main, Germany / 18:00 hours local time New York, USA). This Additional Acceptance Period is expected to commence on 13 June 2025 and to expire on 26 June 2025 (24:00 hours local time Frankfurt am Main, Germany / 18:00 hours local time New York, USA). Only at the end of the Additional Acceptance Period, the total stake acquired by MFE will be known.

•	Step 6: Closing

Completion of the transaction, known as "closing", is subject to the fulfilment of the offer condition.

2.	When has MFE crossed the 30% control threshold in ProSieben? Will there be a separate mandatory offer?
•	On 10 April 2025 (after the date of the publication of the decision to launch the voluntary public takeover offer), MFE acquired additional ProSieben Shares resulting in an aggregate shareholding of more than 30% in ProSieben, and thereby attained control over ProSieben within the meaning of the WpÜG.
•	As a result of the attribution of voting rights to the Bidder-Controlling Shareholders (as defined in section 6.2 of the offer document), the Bidder-Controlling Shareholders have thereby also each attained control over ProSieben on 10 April 2025.
•	Subject to the consummation of the offer, MFE and each of the Bidder-Controlling Shareholders will, pursuant to the applicable provisions of the WpÜG, be released from the obligation to submit a mandatory offer and a separate mandatory offer will not be required.

3.	Does MFE plan to enter into a domination and/or profit loss transfer agreement and/or to effect a squeeze out?
•	Depending on the level of acceptance, MFE will evaluate all possible integration measures. MFE does not require a domination and profit and loss transfer agreement to finance the takeover offer.

4.	When can I start tendering my shares?
•	ProSieben Shareholders can tender their shares since the publication of the offer document on 8 May 2025. The Acceptance Period will end on 6 June 2025 (24:00 hours local time Frankfurt am Main, Germany / 18:00 hours local time New York, USA) unless extended.
•	ProSieben Shareholders should inquire with their custodian banks for any relevant deadlines set by custodian banks which may require actions prior to the formal end of the Acceptance Period on 6 June 2025 (24:00 hours local time Frankfurt am Main, Germany / 18:00 hours local time New York, USA).

5.	How do I accept the offer?
•	ProSieben shareholders who wish to accept the offer should contact their custodian bank or other custodian investment service provider with any questions they may have regarding acceptance of the offer and the technical aspects of settlement. Those banks and service providers were separately informed about the modalities for acceptance and settlement of the offer via Wertpapier-Mitteilungen (specialist institution for the entire securities industry) and are required to inform customers who hold ProSieben shares in their securities deposit accounts about the offer and the steps required to accept it.

•	If ProSieben shareholders want to accept the offer, they will have to – customarily in one document –
o	submit a declaration of acceptance of the offer in written or text form to their own custodian bank, and
o	instruct their custodian bank to effect the booking of the ProSieben shares which are held in their securities deposit account into the relevant ISIN at Clearstream Banking AG, which will be provided in the offer document.
•	Declarations of acceptance not received by the respective custodian bank within the acceptance period, or received but erroneously or incompletely filled out, will not be regarded as acceptance of the offer and do not entitle the respective ProSieben shareholder to receive the offer consideration.
•	For detailed information please refer to section 13 of the offer document, which is available on the following website: https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/.

6.	Can the offer be accepted beyond the initial Acceptance Period?
•	ProSieben Shareholders that have not declared their acceptance of the Takeover Offer within the initial Acceptance Period, have the possibility of accepting the Offer during the so-called "Additional Acceptance Period" only if the offer condition has not definitively lapsed until then except if the condition has been validly waived in advance.
•	The Additional Acceptance Period is expected to commence on 13 June 2025 and to expire on 26 June 2025 (24:00 hours local time Frankfurt am Main, Germany / 18:00 hours local time New York, USA).
•	After the end of the Additional Acceptance Period, the Takeover Offer cannot be accepted anymore.

7.	If I tender my shares, how much do I get for them?
•	ProSieben Shareholders who tender their shares will receive EUR 4.48 in cash and 0.4 A-shares in MFE-MEDIAFOREUROPE N.V. (ISIN: NL0015001OI1) per share in ProSieben.

8.	Will the acceptance of the offer incur any costs for myself?
•	The processing of the offer will in principle be free of costs and expenses of the custodian banks for the ProSieben Shareholders who hold their ProSieben shares in a securities deposit account with a custodian bank in Germany (except for the costs for transmitting the declaration of acceptance to the relevant custodian bank).
•	As a precautionary measure however, MFE wishes to point out that it cannot issue binding instructions to the custodian banks on what costs and expenses they may charge to the ProSieben Shareholders for accepting the Offer. Any costs and expenses incurring in connection with the acceptance of the Offer and charged by the custodian banks will not be borne by MFE and must be borne by the relevant ProSieben Shareholders accepting the Offer. ProSieben Shareholders who wish to accept the Offer are advised to consult their custodian banks prior to acceptance regarding any costs and expenses that may arise.

•	Any additional costs and expenses charged by custodian banks or foreign investment service providers and any expenses incurred outside Germany must be borne by the respective ProSieben Shareholders. Any taxes and levies arising from the acceptance of the offer shall similarly be borne by the respective ProSieben Shareholder. Further information can be found in Section 13.7 of the offer document.

9.	When will I receive the money and the newly issued MFE A shares from MFE?
•	The offer consideration will be granted as of closing of the transaction upon fulfilment of the offer condition (unless validly waived in advance).
•	For detailed information please refer to section 13.5 of the offer document, which is available on the following website: https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/.

10.	Where will the new MFE A shares be listed?
•	The new MFE A shares will be listed on Euronext Milan Stock Exchange (Regulated Market), managed by Borsa Italiana S.p.A., the company that organises and manages regulated Italian markets, as well as on the Spanish stock exchanges in Barcelona, Bilbao, Madrid and Valencia, organised and managed by the respective market management companies (Sociedades Rectoras de las Bolsas de Valores).

11.	What happens if I don't accept the offer?
•	Shareholders of ProSieben who do not accept the offer remain shareholders of ProSieben.
•	For detailed information, please refer to section 16 of the offer document, which is available on the following website: https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/.

12.	What do I have to do if I do not want to accept the offer?
•	Shareholders who may not want to accept the offer, do not need to do anything.
•	For detailed information please refer to section 16 of the offer document, which is available on the following website: https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/.

13.	Will MFE disclose how many shareholders have already sold their shares?
•	Once the acceptance period has commenced, the percentage of shares tendered into the offer will be published on a regular basis (Wasserstandsmeldungen) as required under German takeover law on the following website: https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/.

14.	What is MFE's long-term goal with respect to ProSieben?
•	MFE has decided to further increase its stake in ProSieben and consequently its long-term investment and commitment to ProSieben with a view to contribute more actively to the development of ProSieben’s strategic direction in the future.

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Important Notice

This document is neither an offer to purchase nor a solicitation of an offer to sell ProSieben shares. The final terms of the takeover offer, as well as other provisions relating to the takeover offer are set out solely in the offer document authorized for publication by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). Investors and holders of ProSieben shares are strongly advised to read the offer document and all other documents relating to the takeover offer as soon as they have been made public, as they will contain important information. The offer document for the takeover offer (in German and a non-binding English translation) with the detailed terms and conditions and other information on the takeover offer is published amongst other information on the internet at https://www.mfemediaforeurope.com/en/governance/voluntary-public-takeover-offer-to-the-shareholders-of-prosiebensat-1-media-se/.

The takeover offer will be implemented exclusively on the basis of the applicable provisions of German law, in particular the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - WpÜG), and certain securities law provisions of the United States of America relating to cross-border takeover offers. The takeover offer will not be conducted in accordance with the legal requirements of jurisdictions other than the Federal Republic of Germany or the United States of America (as and to the extent applicable). Accordingly, no notices, filings, approvals or authorizations for the takeover offer have been filed, caused to be filed or granted outside the Federal Republic of Germany or the United States of America (as and to the extent applicable). Investors and holders of ProSieben shares cannot rely on being protected by the investor protection laws of any jurisdiction other than the Federal Republic of Germany or the United States of America (as and to the extent applicable). Subject to the exceptions described in the offer document and, where applicable, any exemptions to be granted by the respective regulatory authorities, no takeover offer will be made, directly or indirectly, in those jurisdictions in which this would constitute a violation of applicable law. This document may not be released or otherwise distributed in whole or in part, in any jurisdiction in which the takeover offer would be prohibited by applicable law.

The Bidder reserves the right, to the extent permitted by law, to directly or indirectly acquire additional ProSieben shares outside the takeover offer on or off the stock exchange, provided that such acquisitions or arrangements to acquire will comply with the applicable German statutory provisions, in particular the WpÜG, and Rule 14e-5 of the Securities Exchange Act of 1934 ("Exchange Act"), and the offer price is increased in accordance with the WpÜG, to match any consideration paid outside of the takeover offer if higher than the offer price. Shareholders should be aware that the Bidder may purchase securities, for example, in open market or privately negotiated purchases. If such acquisitions take place, information on such acquisitions, including the number of ProSieben shares acquired or to be acquired and the consideration paid or agreed, will be published in German and in a non-binding English translation without undue delay if and to the extent required under the laws of the Federal Republic of Germany, the United States or any other relevant jurisdiction. The takeover offer will be made for the securities of a German company admitted to trading on the Frankfurt Stock Exchange and Luxembourg Stock Exchange (Bourse de Luxembourg) and will be subject to the disclosure requirements, rules and practices applicable to companies listed in the Federal Republic of Germany, which are different from those of the United States and other jurisdictions in certain material respects. The financial information relating to the Bidder and ProSieben included elsewhere, including in the offer document, are prepared in accordance with provisions applicable in the Federal Republic of Germany and are not prepared in accordance with generally accepted accounting principles in the United States; therefore, it may not be comparable to financial information relating to United States companies or companies from other jurisdictions outside the Federal Republic of Germany. The takeover offer will be made in the United States pursuant to Section 14(e) of, and Regulation 14E under, the Exchange Act (subject to certain exemptions therefrom), and otherwise in accordance with the requirements of the laws of the Federal Republic of Germany. Shareholders from the United States should note that ProSieben is not listed on a United States securities exchange, is not subject to the periodic requirements of the Exchange Act and is not required to, and does not, file any reports with the United States Securities and Exchange Commission.

Any contract entered into with the Bidder as a result of the acceptance of the takeover offer will be governed exclusively by and construed in accordance with the laws of the Federal Republic of Germany. It may be difficult for shareholders from the United States (or from elsewhere outside of Germany) to enforce certain rights and claims arising under United States federal securities laws (or other laws they are acquainted with) since the Bidder and ProSieben are located outside the United States (or the jurisdiction where the shareholder resides), and some or all of their respective officers and directors reside outside the United States (or the jurisdiction where the shareholder resides). Shareholders of ProSieben may not be able to sue a non-United States company or its officers or directors in a non-United States court for violations of United States securities laws. It also may be difficult to compel a non-United States company and its affiliates to subject themselves to a United States court’s judgment.

To the extent that this document contains forward-looking statements, they are not statements of fact and are identified by the words "intend", "will" and similar expressions. These statements express the intentions, beliefs or current expectations and assumptions of the Bidder and the persons acting jointly with it. Such forward-looking statements are based on current plans, estimates and projections made by the Bidder and the persons acting jointly with it to the best of their knowledge, but are not guarantees of future accuracy (this applies in particular to circumstances beyond the control of the Bidder or the persons acting jointly with it). Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and are usually beyond the Bidder's control or the control of the persons acting jointly with it. It should be taken into account that actual results or consequences in the future may differ materially from those indicated or contained in the forward-looking statements. It cannot be ruled out that the Bidder and the persons acting jointly with it will in future change their intentions and estimates stated in documents or notifications or in the offer document.